Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	RALPH M. LEVENE	51 WEST 52ND STREET		JEANNEMARIE O’BRIEN	IAN BOCZKO
HERBERT M. WACHTELL	RICHARD G. MASON	NEW YORK, N.Y. 10019-6150		WAYNE M. CARLIN	MATTHEW M. GUEST
PAUL VIZCARRONDO, JR.	MICHAEL J. SEGAL	TELEPHONE: (212) 403 - 1000		STEPHEN R. DiPRIMA	DAVID E. KAHAN
PETER C. HEIN	DAVID M. SILK	FACSIMILE: (212) 403 - 2000		NICHOLAS G. DEMMO	DAVID K. LAM
HAROLD S. NOVIKOFF	ROBIN PANOVKA			IGOR KIRMAN	BENJAMIN M. ROTH
MEYER G. KOPLOW	DAVID A. KATZ			JONATHAN M. MOSES	JOSHUA A. FELTMAN
THEODORE N. MIRVIS	ILENE KNABLE GOTTS			T. EIKO STANGE	ELAINE P. GOLIN
EDWARD D. HERLIHY	DAVID M. MURPHY	GEORGE A. KATZ (1965-1989)		DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
DANIEL A. NEFF	JEFFREY M. WINTNER	JAMES H. FOGELSON (1967-1991)		JOHN F. LYNCH	KARESSA L. CAIN
ANDREW R. BROWNSTEIN	TREVOR S. NORWITZ	LEONARD M. ROSEN (1965-2014)		WILLIAM SAVITT	RONALD C. CHEN
MICHAEL H. BYOWITZ	BEN M. GERMANA			ERIC M. ROSOF	GORDON S. MOODIE
PAUL K. ROWE	ANDREW J. NUSSBAUM			MARTIN J.E. ARMS	DONGJU SONG
MARC WOLINSKY	RACHELLE SILVERBERG			GREGORY E. OSTLING	BRADLEY R. WILSON
DAVID GRUENSTEIN	STEVEN A. COHEN	OF COUNSEL		DAVID B. ANDERS	GRAHAM W. MELI
STEVEN A. ROSENBLUM	DEBORAH L. PAUL			ANDREA K. WAHLQUIST	GREGORY E. PESSIN
STEPHANIE J. SELIGMAN	DAVID C. KARP	WILLIAM T. ALLEN	DAVID S. NEILL	ADAM J. SHAPIRO	CARRIE M. REILLY
JOHN F. SAVARESE	RICHARD K. KIM	PETER C. CANELLOS	BERNARD W. NUSSBAUM	NELSON O. FITTS	MARK F. VEBLEN
SCOTT K. CHARLES	JOSHUA R. CAMMAKER	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	JOSHUA M. HOLMES	VICTOR GOLDFELD
JODI J. SCHWARTZ	MARK GORDON	KENNETH B. FORREST	ERIC S. ROBINSON	DAVID E. SHAPIRO	EDWARD J. LEE
ADAM O. EMMERICH	JOSEPH D. LARSON	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	DAMIAN G. DIDDEN	BRANDON C. PRICE
GEORGE T. CONWAY III	LAWRENCE S. MAKOW	MAURA R. GROSSMAN	ERIC M. ROTH	ANTE VUCIC	KEVIN S. SCHWARTZ
		RICHARD D. KATCHER	MICHAEL W. SCHWARTZ
		DOUGLAS K. MAYER	ELLIOTT V. STEIN
		ROBERT B. MAZUR	WARREN R. STERN
		PHILIP MINDLIN	PATRICIA A. VLAHAKIS
		ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

June 8, 2015

VIA HAND DELIVERY AND EDGAR

Sonia Gupta Barros
Assistant Director
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Care Capital Properties, Inc.
Form 10-12B
Filed April 23, 2015
File No. 001-37356

Dear Ms. Barros:

On behalf of our client, Care Capital Properties, Inc. (“Care Capital” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 20, 2015, regarding the Company’s Registration Statement on Form 10 (File No. 001-37356) (the “Form 10”) filed on April 23, 2015.  In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 1 to the Form 10 (“Amendment No. 1”).  For the Staff’s convenience, a copy of this letter, along with five copies of Amendment No. 1 marked to show the revisions from the version of the Form 10 filed on April 23, 2015, are being delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All page references in the responses set forth below refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

General

1.                                      Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that information not yet provided in the Information Statement will be provided in a subsequent amendment.

Information Statement Summary

Structure and Formation of SpinCo, page 9

2.                                      We note your disclosure to the effect that “Shortly before the distribution, SpinCo will acquire a specialty healthcare and seniors housing valuation firm in exchange for the issuance of shares of SpinCo common stock having a value of approximately $11 million, subject to a potential post-closing issuance of a limited number of additional shares.” Please provide us supplementally with your analysis regarding whether this spin-off complies with the second condition of question four of Staff Legal Bulletin No. 4, and please specifically address the effect of the transaction described above in your analysis.

Response: The Company believes that the spin-off complies with the second condition of question four of Staff Legal Bulletin No. 4 (dated September 16, 1997) (“SLB 4”), which requires that a spin-off be “pro rata” in order for the spin-off to not have to be registered under the Securities Act of 1933, as amended (the “Securities Act”).  We respectfully submit that this conclusion is not affected by the issuance of SpinCo shares in connection with SpinCo’s acquisition of a specialty healthcare and seniors housing valuation firm prior to the spin-off, as described in more detail on page 128 of the Information Statement (the “Acquisition”).

SLB 4 explains that “[i]f a spin-off is not pro rata, the shareholders’ relative interests change and some shareholders give up value for the spun-off shares.”  This will not be the case in this spin-off.  The number of SpinCo shares that each Ventas shareholder will receive in the spin-off will be equal to the distribution ratio multiplied by the number of Ventas shares held by such shareholder.  Thus, if a Ventas shareholder owns, for example, 1% of the Ventas shares, such shareholder will receive 1% of the total number of SpinCo shares being distributed by Ventas in the spin-off (which will constitute all of the shares of SpinCo, other than those issued prior to the spin-off in the Acquisition).  Although Ventas will distribute slightly less than 100% of the SpinCo shares, the Acquisition does not alter the fact that Ventas shareholders will have the same proportionate interests relative to each other in SpinCo as they have in Ventas.

It is not uncommon for parent companies to spin-off to their shareholders less than 100% of the shares of the company being spun-off, without registering the spin-off under the Securities Act.  For example, following an initial public offering of shares of a subsidiary, the parent company may later distribute to its shareholders all of the parent’s shares in the subsidiary, without the spin-off being deemed a “sale” of securities by the parent.  See, e.g., SunCoke Energy, Inc., Response Letter, dated May 11, 2011 (“The distribution of the shares of the Company common stock will be effected on a pro rata basis, in proportion to each shareholder’s ownership interest in Sunoco. Consequently, the shareholders of Sunoco will have the same proportionate ownership interest in the Company and in Sunoco, respectively, both before and after the spin-off.”); see also the December 2004 distribution by Motorola Inc. of its remaining holdings in Freescale Semiconductor, Inc., following Freescale Semiconductor’s July 2004 IPO; and the June 2002 distribution by Lucent Technologies, Inc. of its holdings in Agere Systems Inc., following Agere’s March 2001 IPO.  Similarly, a parent company may choose to retain a portion of a spun-off company’s shares without registering the distribution under the Securities Act.  See, e.g., Form 10 filed by Tribune Publishing Company, July 21, 2014; Form 10 filed by CST Brands, Inc., April 4, 2013; Form 10 filed by Post Holdings, Inc., January 25, 2012; Form 10 filed by CareFusion Corporation, July 22, 2009.

For the foregoing reasons, we believe that the proposed spin-off complies with the second condition of question four of SLB 4.

3.                                      We note that Ventas, Inc. will be contributing “most of” its post-acute/SNF portfolio to SpinCo in advance of the spin-off. Please briefly explain why Ventas will be retaining a portion of its post-acute/SNF portfolio and how Ventas decided which post-acute/SNF assets it would retain.

Response:  Ventas aims to maintain a balanced, diversified portfolio of high-quality assets and to preserve its financial strength, flexibility and liquidity.  The spin-off of the portion of Ventas’s post-acute/skilled nursing portfolio operated by regional and local care providers enables Ventas to focus on its core strategy of investing primarily in private pay assets and assets operated by leading care providers globally, while maintaining its scale, diversification and strong balance sheet.  At the same time, it creates an independent company focused on the highly fragmented post-acute skilled nursing market, with the necessary size, balance sheet strength and access to capital to pursue consolidation opportunities that do not fit Ventas’s investment strategy.  Over the past several years, Ventas has not actively pursued or invested in properties owned by smaller regional and local operators, but has targeted its investment strategy to properties operated by larger, publicly traded companies.  For that reason, Ventas determined that it was in the best interests of shareholders to separate most of its post-acute/skilled nursing facilities, but retain those facilities leased to the following public operators who are considered consolidators in their respective sectors: Kindred Healthcare, Inc. (NYSE: KND); Genesis Healthcare, Inc. (NYSE: GEN); The Ensign Group, Inc. (NASDAQ: ENSG); Brookdale Senior Living Inc. (NYSE: BKD); and Select Medical Holdings, Corp. (NYSE: SEM).

Risk Factors

Our three largest operators account for a meaningful portion of our rental income, and the failure of any of these operators to meet their obligations to us could materially reduce our revenues and net income, page 23

4.                                      Please revise your disclosure to identify your three largest operators and their relative contribution to your total annual revenue.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 23.

Dividend Policy, page 45

5.                                      We note that you are projecting a dividend rate that is 10% higher than Ventas’s current $3.16 per share annualized cash dividend. Please revise to state specifically SpinCo’s projected dividend rate on an annualized basis. In addition, provide quantitative disclosure that demonstrates that you have a reasonable basis for your belief that you will have available cash flows sufficient to cover the estimated dividend.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 45.

Selected historical Combined Consolidated Financial Data, page 48

6.                                      We note from your disclosure preceding the table with historical combined consolidated financial information, that the balance sheet data as of December 31, 2012 is unaudited. Please revise the table to identify the balance sheet data as of December 31, 2012 as unaudited.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 48.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 49

7.                                      Please provide completed pro forma financial statements with amounts of the adjustments.

Response:  In response to the Staff’s comment, the Information Statement has been revised on pages 51-58.

Notes and Management’s Assumptions to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 53

8.                                      Please add a note to explain your estimates and assumptions used to calculate the depreciation and amortization expense adjustment for the 2015 acquisitions, including the specific asset categories and the corresponding useful lives.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 55.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of SpinCo Revenues and Expenses Following the Spin-Off, page 60

9.                                      We note your disclosure to the effect that occupancy rates may affect the profitability of your tenants’ operations. Please revise your disclosure to include occupancy rates for your portfolio of triple net lease properties, or advise.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 65.

10.                               Please revise your disclosure to include disclosure on period-to-period changes in same-store performance and describe how you define your same store portfolio, or tell us why you believe same-store performance is not material.

Response:  In response to the Staff’s comment, the Information Statement has been revised on pages 66, 68 and 69.

Funds From Operations, Normalized Funds From Operations and Funds Available for Distribution, page 64

11.                               We note that you reconcile Funds From Operations (FFO) from Net income attributable to SpinCo and it appears FFO represents FFO attributable to SpinCo. In future filings please revise the label of this non-GAAP measure to indicate that it is FFO attributable to SpinCo or tell us why this is not necessary.

Response:  In response to the Staff’s comment, the Information Statement has been revised on pages 48 and 71.

Concentration and Credit Risk, page 67

12.                               We note your disclosure that “No individual tenant accounted for a significant portion of our revenues for the years ended December 31, 2014, 2013 and 2012” and your disclosure elsewhere that your three largest operators account for a meaningful portion of your rental income, and the failure of any of these operators to meet their obligations to you could materially reduce your revenues and net income. Please discuss your dependence on your three largest operators in this section and describe how you intend to monitor any material concentration of credit risk you may have with such operators.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 73.

Triple-Net Lease Expirations, page 68

13.                               Please include a column in the lease expiration table to show the total beds/units covered by the expiring leases. See Item 15(f) of Form S-11.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 74.

Business

Conflicts of Interest Policies, page 88

14.                               We note your disclosure stating: “our Guidelines on Governance will provide that if any of our directors who is also a director, officer or employee of Ventas acquires knowledge of a corporate opportunity or is otherwise offered a corporate opportunity (provided that this knowledge was not acquired solely in such person’s capacity as a director of our company and such person acts in good faith), then to the fullest extent permitted by law, such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us if Ventas, or its affiliates, pursues or acquires the corporate opportunity, or if such person did not present the corporate opportunity to us.” Please include a risk factor to clarify, if true, that Ventas or any of your directors who is also a director, officer or employee of Ventas may direct investment opportunities away from you, or advise.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 34.

Management

Executive Officers Following the Separation, page 89

15.                               Please revise Ms. Wittman’s biography to include the approximate dates during which she held each position described therein.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 95.

Board of Directors Following the Separation, page 90

16.                               Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Response:  In response to the Staff’s comment, the Information Statement has been revised on pages 96 and 97.

17.                               We note your disclosure regarding the two directors who are currently expected to serve on SpinCo’s board of directors following the completion of the separation, and we further note that Mr. Lewis, as the Chief Executive Officer of the company, is not independent. We also note your disclosure to the effect that “[a] majority of SpinCo’s board of directors will be comprised of directors who are “independent” as defined by the rules of the NYSE and the Guidelines on Governance to be adopted by the board of directors.” Please revise your disclosure to clarify whether it is your present intention to present additional independent nominees for election prior to the separation and, if not, approximately when you expect your board to comprise a majority of independent directors.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 97.

The Separation and Distribution, page 103

18.                               Please revise your disclosure to describe the fees and expenses associated with the separation and distribution and to identify whether Ventas or SpinCo will be responsible for such fees and expenses.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 120.

Description of SpinCo’s Capital Stock

Sale of Unregistered Securities, page 122

19.                               Please revise your disclosure to clarify how you calculated the number of shares of SpinCo’s common stock having a value of approximately $11 million to issue to the selling members of the specialty healthcare and seniors housing valuation firm as consideration for their ownership interests in the firm.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 128.

*     *     *     *     *     *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1005 or at VGoldfeld@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld

Victor Goldfeld

Enclosures

cc:                                Raymond J. Lewis,

Chief Executive Officer, Care Capital Properties, Inc.

Kristen M. Benson

Executive Vice President and General Counsel, Care Capital Properties, Inc.

T. Richard Riney

Executive Vice President, Chief Administrative Officer and General Counsel, Ventas, Inc.

Robin Panovka

Partner, Wachtell, Lipton, Rosen & Katz

Karessa L. Cain

Partner, Wachtell, Lipton, Rosen & Katz